UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                 INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

                          Science Dynamics Corporation
                (Name of Registrant as Specified In Its Charter)

         Delaware                    000-10690                  22-2011859
(State or other jurisdiction       (Commission                (IRS Employer
    of incorporation)              File Number)             Identification No.)

               7150 N. Park Drive, Suite 500, Pennsauken, NJ 08109 (Address of principal executive offices) (Zip Code)

       Registrant's telephone number, including area code: (856) 910-1166

                          SCIENCE DYNAMICS CORPORATION
                          7150 N. Park Drive, Suite 500
                              Pennsauken, NJ 08109

                        INFORMATION STATEMENT PURSUANT TO
              SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

     This Information Statement is being mailed on or about March 23, 2005, by Science Dynamics Corporation (the "Company") to the holders of record of shares of its common stock as of the close of business on February 14, 2005. This information statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

     You are receiving this Information Statement in connection with the appointment of three new members to the Company's Board of Directors, in connection with the recent acquisition by the Company of approximately 82% of the outstanding shares of common stock of Systems Management Engineering, Inc. ("SMEI"), a corporation formed under the laws of the Commonwealth of Virginia.

     SMEI was originally founded to provide the federal government with engineering services coupled with advanced technology solutions. SMEI has developed advanced data management applications, Internet server technology and information systems that it markets to both public and private sectors. SMEI's technology helps its customers reduce development time for projects, manage the deployment of applications across the Internet to desktops around the world and implement military grade security on all systems where the applications are deployed.

     On February 14, 2005, the Company completed the acquisition of 4,177,500 shares of the outstanding common stock of SMEI, which shares constitute approximately 82% of the issued and outstanding shares of capital stock of SMEI on a fully diluted basis. As partial consideration for such shares of SMEI, the Company issued an aggregate of 16,553,251 shares of the Company's common stock to twelve accredited investors pursuant to Section 4(2) of the Securities Act and Regulation D under the Securities Act. The acquisition was completed pursuant to the terms of a Stock Purchase Agreement dated December 16, 2004, as amended, among the Company and certain shareholders of SMEI. SMEI will continue to operate as an independent subsidiary of the Company.

     The information contained in this Information Statement concerning each person chosen for our Board of Directors has been furnished to us by each individual, and we assume no responsibility for the accuracy, completeness or fairness of any of that information.

                    CERTAIN INFORMATION REGARDING THE COMPANY

     Changes in the Company's Board of Directors Following the Acquisition of SMEI - On February 9, 2005, Paul Burgess was appointed to the positions of President and Chief Executive Officer of the Company. At the closing of the acquisition of SMEI on February 14, 2005, Paul Burgess was appointed a director effective immediately. The Company plans to appoint the following additional persons as directors shortly after the date of this filing: Eric D. Zelsdorf, Herbert B. Quinn and Robert E. Galbraith.

Description of Capital Stock

     The Company's authorized capital stock consists of 200,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share. As of February 14, 2005, the Company had 86,239,910 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding. The description of the Company's capital stock is a summary of the material provisions of the capital stock. For more complete information, you should read the Company's Certificate of Incorporation and its amendments.

Common Stock

     Holders of the Company's common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of the Company's common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of the Company's common stock are entitled to receive dividends ratably, if any, as may be declared from time to time by the Company's Board of Directors out of funds legally available therefore. Upon the liquidation, dissolution or winding up of the Company, the holders of the Company's common stock are entitled to receive ratably, the Company's net assets available after the payment of all liabilities.

     Holders of the Company's common stock have no preemptive, subscription, redemption or conversion rights, and there are no redemption or sinking fund provisions applicable to the common stock. The outstanding shares of the Company's common stock are validly issued, duly authorized, fully paid and nonassessable.

Preferred Stock

     On December 4, 2002, the Company filed a "blank check" amendment to its Certificate of Incorporation authorizing the issuance of 10,000,000 shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by stockholders, and may include the designations, rights and preferences including preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of any such preferred stock could adversely affect the rights of the holders of common stock and, therefore, reduce the value of the common stock. The ability of the Board of Directors to issue preferred stock could discourage, delay or prevent a takeover of the Company. The Company does not have any current plans to issue any preferred stock.

Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth certain information, as of February 17, 2005 with respect to the beneficial ownership of the outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of the Company's executive officers and directors; and (iii) the Company's directors and executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.


                                                     Common Stock           Percentage of
Name of Beneficial Owner (1)                    Beneficially Owned (2)     Common Stock (2)
---------------------------------------------- ------------------------- ---------------------
Alan C. Bashforth (3)                                 14,048,363                 14.9%
Paul Burgess (4)                                       4,000,000                  4.4%
Herbert B. Quinn, Jr. (5)                              6,604,424                  7.7%
Eric D. Zelsdorf                                       5,835,606                  6.8%
Robert Galbraith (6)                                   1,245,000                  1.4%
---------------------------------------------- ------------------------- ---------------------
All   officers,   directors   and   directors         31,733,393                 32.3%
nominees as a group   (5 persons)

     (1) Except as otherwise indicated, the address of each beneficial owner is c/o Science Dynamics Corporation, 7150 N. Park Drive, Suite 500, Pennsauken, NJ 08109.

     (2) Applicable percentage ownership is based on 86,239,910 shares of common stock outstanding as of February 17, 2005, together with securities exercisable or convertible into shares of common stock within 60 days of February 17, 2005 for each stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock that are currently exercisable or exercisable within 60 days of February 17, 2005 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

     (3) Includes: (a) 165,000 shares owned directly by Mr. Bashforth; (b) 1,520,000 shares owned by Innovative Communications Technology, Ltd., which is controlled by Mr. Bashforth; (c) 4,363,363 shares owned by Calabash Holdings Ltd., which is controlled by Mr. Bashforth; (d) options owned by Calabash Holdings Ltd. to purchase 2,000,000 shares exercisable at $0.05 per share; and (e) warrants owned by Calabash Holdings Ltd. to purchase 6,000,000 shares exercisable at $0.10 per share which expire on February 14, 2012.

     (4) Includes (a) options to purchase 2,000,000 shares of common stock exercisable at $0.03 per share; and (b) options to purchase 2,000,000 shares of common stock exercisable at $0.05 per share.

     (5)  Includes 370,515 shares owned by Elizabeth L. Quinn, spouse of Herbert
          B. Quinn, Jr.

     (6) Includes 50,000 shares owned by Melinda Galbraith, spouse of Robert Galbraith.

     No Director, nominee for Director, executive officer, affiliate or any owner of record or beneficial owner of more than 5% of any class of voting securities of the Company is a party adverse to the Company or has a material interest adverse to the Company.

Management of the Company Subsequent to the Acquisition of SMEI

     The following are the names and certain information regarding the Company's Directors, Director Nominees and Executive Officers following the acquisition of SMEI. The Company plans to appoint the Director Nominees to the Company's Board of Directors approximately ten days after the date the Company transmits to all holders of record of the Company's common stock information required by Rule 14f-1 under the Securities Exchange Act of 1934, as amended. There are no family relationships among any of the Company's Directors, Director Nominees and Executive Officers.

------------------------------- --------- --------------------------------------------------------
             Name                 Age                            Position
------------------------------- --------- --------------------------------------------------------
Paul Burgess                       40     President, Chief Executive Officer and Director
------------------------------- --------- --------------------------------------------------------
Alan C. Bashforth                  54     Acting Chief Financial Officer, Secretary and Chairman
                                          of the Board of Directors
------------------------------- --------- --------------------------------------------------------
Eric D. Zelsdorf                   39     Chief Technology Officer and Director Nominee
------------------------------- --------- --------------------------------------------------------
Herbert B. Quinn                   68     Director Nominee
------------------------------- --------- --------------------------------------------------------
Robert E. Galbraith                61     Director Nominee
------------------------------- --------- --------------------------------------------------------

Background of Executive Officers and Directors

     Paul Burgess, President, Chief Executive Officer and Director. From March 1, 2003 until February 14, 2005, Mr. Burgess was Chief Operating Officer of the Company. As of February 9, 2005, Mr. Burgess was appointed President and Chief Executive Officer of the Company. On February 14, 2005, Mr. Burgess was appointed a director of the Company. From January 2000 to December 2002, Mr. Burgess was President and Chief Financial Officer of Plan B Communications. Prior to Plan B Communications, Mr. Burgess spent three years with MetroNet Communications, where he was responsible for the development of MetroNet's coast to coast intra and inter city networks. Mr. Burgess was also influential in developing the operations of MetroNet during the company's early growth stage. Prior to joining MetroNet, Mr. Burgess was with ISM, a company subsequently acquired by IBM Global Services, where he was responsible for developing and deploying the company's distributed computing strategy.

     Alan C. Bashforth, Acting Chief Financial Officer, Secretary and Chairman of the Board of Directors. From April 4, 2002 to February 9, 2005, Mr. Bashforth was President, Chief Executive Officer and the sole Director of the Company. Mr. Bashforth continues to serve as a Acting Chief Financial Officer, Secreatary, director and as Chairman of the Board of Directors of the Company. Mr. Bashforth has been a member of the Company's Board of Directors since November 1996. Since 1996, Mr. Bashforth has held various executive officer positions with the Company. From the end of 1996 to December 15, 2000, Mr. Bashforth was President of Cascadent Communications, a major customer of the Company. Previously he was President of Innovative Communications Technology, Ltd. ("ICT"), a data communications company located in Jersey, Channel Islands, until the acquisition of the intellectual property of ICT by the Company in November 1996.

     Eric D. Zelsdorf, Chief Technology Officer and Director Nominee. Mr. Zelsdorf founded SMEI in 1997 and since then he has been the Chief Technology Officer, President and a Director of SMEI. Mr. Zelsdorf has led SMEI since its inception and currently advises clients as well as industry standards groups on the implementation of secure Web services and enterprise architecture and integration. From 1992 to 1997, Mr. Zelsdorf was Vice President and Chief Technology Officer for ECG, Inc.

     Herbert B. Quinn, Director Nominee. Mr. Quinn has been Chairman and Chief Executive Officer of SMEI since 1998 when he led the merger of Energy and Environmental Technologies into SMEI. Mr. Quinn is a retired Army Brigadier General, former Senior Executive for the EPA and a registered Professional Engineer.

     Robert E. Galbraith, Director Nominee. Mr. Galbraith is currently a consultant to firms seeking innovative technical solutions in the security marketplace. Areas in which Mr. Galbraith have consulted include: data encryption, internet telephony (VoIP), intelligent data recording, secure local and wide area network solutions, physical security and biometric security. Prior to consulting, Mr. Galbraith was President, owner and technical administrator of Secure Engineering Services, Inc. ("SESI") from its inception in 1979 until the firm was sold in 1996. During this period, SESI provided services and equipment to the U.S. Forces and NATO component Forces in Europe. Clients included the U.S. Army, Navy and Air Force, the SHAPE Technical Center, Euro Fighter Program, Sandia Labs, JPL, MITRE and NATO programs.

     The Company does not currently have a standing audit, nominating or compensation committee of the Board of Directors, or any committee performing similar functions. The Company's Chairman currently performs the functions of audit, nominating and compensation committees. The Board of Directors does not have a nominating committee charter. Alan C. Bashforth and Paul Burgess each participate in the consideration of Director Nominees. Neither Mr. Bashforth nor Mr. Burgess are considered independent directors as defined by any national securities exchange registered pursuant to Section 6(a) of the Securities

Exchange Act of 1934 or by any national securities association registered pursuant to Section 15A(a) of the Securities Exchange Act of 1934.

Shareholder Communications

     The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures. The Board of Directors has not adopted a procedure to recommend nominees for the Board of Directors.

Executive Compensation

With respect to SMEI:

     The following table sets forth the aggregate annual remuneration for SMEI's Chief Executive Officer and SMEI's other executive officers with annual compensation exceeding $100,000:

                           SUMMARY COMPENSATION TABLE
                                                                                            Long-Term
                                                                                           Compensation
                                                                                ----------------------------------------------------
                                                     Annual Compensation                Awards             Payouts
                                              --------------------------------------------------------------------------------------
                                                                               Restricted     Securities                   All
                                                                  Other
                                                                 Annual                       Under-lying                 Other
          Name and                                               Compen-     Stock Award(s)    Options/       LTIP       Compen-
     Principal Position       Year     Salary ($)   Bonus ($)  sation ($)         ($)          SARs (#)    Payouts ($)  sation ($)
----------------------------- ------- ------------- ---------- ------------ ----------------- ------------ ------------ -----------
Herbert B. Quinn, Chairman    2004      $100,000      -0-         -0-            -0-             -0-          -0-         -0-
     and Chief Executive      2003      $100,000    $2,000        -0-            -0-             -0-          -0-         -0-
     Officer of SMEI          2002       $92,500      -0-         -0-            -0-             -0-          -0-         -0-

Eric D. Zelsdorf, President   2004      $145,000      -0-         -0-            -0-             -0-          -0-         -0-
     Chief Technology
Officer                       2003      $137,500    $2,000        -0-            -0-             -0-          -0-         -0-
     and Director of SMEI     2002      $115,625      -0-         -0-            -0-             -0-          -0-         -0-

Barbara R. Schipper           2004      $100,000      -0-         -0-            -0-             -0-          -0-         -0-
     Vice President of SMEI   2003      $100,000      -0-         -0-            -0-             -0-          -0-         -0-
                              2002       $92,500    $2,000        -0-            -0-             -0-          -0-         -0-

With respect to the Company

     The following table sets forth all compensation paid in respect of the Company's Chief Executive Officer and those individuals who received compensation in excess of $100,000 per year (collectively, the "Named Executive Officers") for our last three completed fiscal years.

                           SUMMARY COMPENSATION TABLE
                                                                                            Long-Term
                                                                                           Compensation
                                                                                ----------------------------------------------------
                                              Annual Compensation                      Awards                Payouts

                                             ---------------------------------------------------------------------------------------
                                                                               Restricted     Securities                   All
                                                                  Other
                                                                 Annual                       Under-lying                 Other
          Name and                                               Compen-     Stock Award(s)    Options/       LTIP       Compen-
     Principal Position       Year     Salary ($)   Bonus ($)  sation ($)         ($)          SARs (#)    Payouts ($)  sation ($)
----------------------------- ------- ------------- ---------- ------------ ----------------- ------------ ------------ -----------
Alan C. Bashforth,            2004       -0-         -0-      $240,000 (1)       -0-         2,000,000       -0-          -0-
     Acting Chief Financial                                   $240,000                                                $75,000
                              2003       -0-          -0-         (1)            -0-             -0-          -0-         (3)
     Officer, Secretary,      2002       -0-          -0-      $165,000      $130,909 (2)        -0-          -0-         -0-
     Chairman, Former
     President and Former
     Chief Executive Officer

Paul Burgess,                         $175,000
                              2004       (4)          -0-         -0-            -0-          2,000,000       -0-         -0-
     President, Chief                 $175,000
      Executive               2003       (5)          -0-         -0-            -0-          2,000,000       -0-         -0-
     Officer and Director

     (1) Consultancy fee of $240,000 owed to Calabash Consulting LTD, of which Mr. Bashforth is the principal executive officer and owner.
     (2) Pursuant to his consulting agreement, Mr. Bashforth is entitled to a bonus equal to 4,363,636 shares of the Company's common stock for the year ended December 31, 2002. These shares are valued at $.03 per share.
     (3) Remaining balance of consultancy fee owed to Calabash Consulting LTD for 2002 contract.
     (4) Of Mr. Burgess` $175,000 compensation for 2003, $65,625 remains unpaid and has been accrued for the year ended December 31, 2003.
     (5) Of Mr. Burgess` $175,000 compensation for 2004, $21,875 remains unpaid and has been accrued for the year ended December 31,2004

                               Options Grant Table

     The following table sets forth information with respect to the named executive officers concerning the grant of stock options during the fiscal year ended December 31, 2004. We did not have during such fiscal year, and currently do not have, any plans providing for the grant of stock appreciation rights ("SARs").

                      Option/SAR Grants in Last Fiscal Year
--------------------------------------------------------------------------------

                               Individual Grants

--------------------------- --------------- ------------- ---------- -----------
           (a)                   (b)            (c)          (d)         (e)
                                             % of Total
                                              Options/
                            Number of           SARs
                            Securities       Granted to   Exercise
                            Underlying       Employees    or Base
                            Options/ SARs    in Fiscal    Price      Expiration
           Name             Granted (#)         Year      ($/Sh)     Date
--------------------------- --------------- ------------- ---------- -----------
Alan C. Bashforth              2,000,000        46.5%       $0.05      None
Paul Burgess                   2,000,000        46.5%       $0.05      None

Aggregate Option Exercises in Last Fiscal Year

     No options were exercised by the Company`s executive officers and directors during the most recent fiscal year.

Employment Agreements

     On December 30, 2004, Science Dynamics Corporation (the "Company") entered into a consulting agreement with Calabash Consultancy, Ltd. Under the agreement, Calabash Consultancy, Ltd. was engaged as a business development, financial and management consultant, which consulting services are to be provided by Alan Bashforth to act as Chief Executive Officer and Chairman of the Board of Directors of the Company. The agreement started January 1, 2005 and continues for an initial three-year term. The agreement will automatically renew for additional one-year terms following the initial term, provided that following the initial term either party may terminate the agreement by providing the other party a minimum of 30 days prior written notice. In consideration for its services, the Company agreed to pay Calabash Consultancy, Ltd. an annual fee of $300,000. After the Company completes the acquisition of Systems Management Engineering, Inc. ("SMEI"), Calabash Consultancy, Ltd. will be awarded warrants to purchase 6,000,000 shares of the Company's common stock at an exercise price of $0.10 per share that expire seven years after issuance. In addition, as part of a bonus payment for years 2003 and 2004, the Company agreed to grant Calabash Consultancy, Ltd. fully vested stock options to purchase 2,000,000 shares of the Company's common stock with an exercise price of $0.05 per share. The Company agreed to fully reimburse Calabash Consultancy, Ltd. for any and all expenses incurred in the performance of duties under the agreement and to pay Calabash Consultancy, Ltd. $850 per month for a vehicle to be used exclusively by Calabash Consultancy, Ltd. during the term of the agreement. During the initial term or any subsequent renewal, if the Company is sold to another party or subject to a change of control, or ownership of more than 20% of the Company's outstanding common stock is controlled by a single party, Calabash Consultancy, Ltd. may terminate the agreement by providing 30 days advance notice of termination. Upon such termination, all options and warrants will become fully vested and all other amounts due under the agreement, including payments through the term of the agreement, will become immediately due and payable. The Company agreed to indemnify Calabash Consultancy, Ltd. and Mr. Bashforth and hold them harmless for all acts or decisions made by Mr. Bashforth in good faith while performing services for the Company. The Company also agreed to be responsible for payment of any and all taxes that may become due to any state or federal taxing authority arising out of the agreement and to indemnify and hold harmless Calabash Consultancy, Ltd. and Mr. Bashforth from any such payment.

     On January 1, 2005, the Company entered into a Consulting Agreement with SMEI and Herbert B. Quinn, Jr., which is effective as of the date the Company completed the acquisition of SMEI. Under the agreement, Mr. Quinn will perform strategic analytical and advisory services as reasonably requested by SMEI's Chief Executive Officer. For his services, the Company agreed to pay Mr. Quinn $150,000 per year. Mr. Quinn also is eligible to receive options under the Company's stock option plan or any similar plan that is in effect. The term of the agreement is for one year and will automatically renew for one additional year unless either party gives at least 30 days prior written notice of their intent not to extend the agreement. The agreement does not contain any termination provisions.

     On February 4, 2005, the Company entered into an Employment Agreement with SMEI and Eric D. Zelsdorf. Under the agreement, Mr. Zelsdorf will be employed as SMEI's Chief Technology Officer until December 31, 2007. For his services, SMEI agreed to pay Mr. Zelsdorf a base salary of $160,000 per year. Mr. Zelsdorf also may be paid an incentive bonus based on a percentage of his base salary. Upon completion of the Company's acquisition of SMEI, the Company agreed that it would grant Mr. Zelsdorf stock options in accordance with the Company's employee stock option program. The exercise price of the stock options are to be set at the Company's stock price at the close of the acquisition of SMEI by the Company. The agreement will terminate upon the following events and conditions:
(a) upon expiration of its terms; (b) for cause by SMEI immediately upon written notice; (c) For cause by Mr. Zelsdorf immediately upon written notice; (d) without cause by either party upon written notice; or (e) in the event Mr. Zelsdorf is unable to perform services required under the agreement by reason of incapacity or disablement for more than six months. Cause by SMEI is defined in the agreement as: a material breach by Mr. Zelsdorf, a felony conviction or any willful act or omission of dishonesty which causes harm to SMEI. Resignation of Mr. Zelsdorf with cause is defined to include, but not limited to: a reduction in position and/or responsibilities, a material change in Mr. Zelsdorf's reporting structure, or relocation beyond 30 miles of SMEI's principal office. If the agreement is terminated by SMEI without cause or if Mr. Zelsdorf resigns with cause, Mr. Zelsdorf will be entitled to all compensation and benefits otherwise remaining unpaid under the remaining term of the agreement and all stock options which have been granted under the agreement will become immediately vested and exercisable. In the event Mr. Zelsdorf is terminated for cause or resigns voluntarily, no compensation will be due to him other than what was earned through the date of termination.

     On February 4, 2005, the Company entered into a Consulting Agreement with SMEI and Herbert B. Quinn, Jr., which is effective as of the date the Company completes the acquisition of SMEI. Under the agreement, Mr. Quinn will perform strategic analytical and advisory services as reasonably requested by SMEI's Chief Executive Officer. For his services, the Company agreed to pay Mr. Quinn $150,000 per year. Mr. Quinn also is eligible to receive options under the Company's stock option plan or any similar plan that is in effect. The term of the agreement is for one year and will automatically renew for one additional year unless either party gives at least 30 days prior written notice of their intent not to extend the agreement. The agreement does not contain any termination provisions.

     On February 14, 2005, upon effectiveness of the Company's acquisition of SMEI, the Company entered into an Executive Employment Agreement Amendment with Paul Burgess. Under the Executive Employment Agreement Amendment, Mr. Burgess is employed by the Company as its Chief Executive Officer for an initial term of three years. Thereafter, the Executive Employment Agreement Amendment may be renewed upon the mutual agreement of Mr. Burgess and the Company. Mr. Burgess will be paid a base salary of $225,000 per year under the Executive Employment Agreement Amendment. The Company previously agreed to grant Mr. Burgess 2,000,000 shares of restricted stock. This grant was replaced by the grant of fully vested options to purchase 2,000,000 shares of common stock of the Company at an exercise price of $0.03 per share. The Company also agreed to grant Mr. Burgess fully vested options to purchase an additional 2,000,000 shares of common stock of the Company at an exercise price of $0.05 per share as a bonus for services rendered to the Company during 2004. Further, upon the effective date of the Executive Employment Agreement Amendment, the Company agreed to grant Mr. Burgess options to purchase 6,000,000 shares of the Company's common stock at an exercise price of $0.10 per share, which will vest one-third each year over a three-year period beginning February 14, 2006. In addition, the Company agreed to pay Mr. Burgess an incentive bonus based on 1% of the revenue of the most recent 12-month period of any acquisitions closed by the Company during the term of the Executive Employment Agreement Amendment. The Executive Employment Agreement Amendment may be terminated by Mr. Burgess at his discretion by providing at least 30 days prior written notice to the Company. In the event the Company is acquired, or is the non-surviving party in a merger, or the Company sells all or substantially all of its assets, the surviving company is bound to the provisions of the Executive Employment Agreement Amendment.

Certain Relationships and Related Transactions

     On December 30, 2004, Science Dynamics Corporation (the "Company") entered into a consulting agreement with Calabash Consultancy, Ltd. Under the agreement, Calabash Consultancy, Ltd. was engaged as a business development, financial and management consultant, which consulting services are to be provided by Alan Bashforth to act as Chief Executive Officer and Chairman of the Board of Directors of the Company. The agreement started January 1, 2005 and continues for an initial three-year term. The agreement will automatically renew for additional one-year terms following the initial term, provided that following the initial term either party may terminate the agreement by providing the other party a minimum of 30 days prior written notice. In consideration for its services, the Company agreed to pay Calabash Consultancy, Ltd. an annual fee of $300,000. After the Company completes the acquisition of Systems Management Engineering, Inc. ("SMEI"), Calabash Consultancy, Ltd. will be awarded warrants to purchase 6,000,000 shares of the Company's common stock at an exercise price of $0.10 per share that expire seven years after issuance. In addition, as part of a bonus payment for years 2003 and 2004, the Company agreed to grant Calabash Consultancy, Ltd. fully vested stock options to purchase 2,000,000 shares of the Company's common stock with an exercise price of $0.05 per share. The Company agreed to fully reimburse Calabash Consultancy, Ltd. for any and all expenses incurred in the performance of duties under the agreement and to pay Calabash Consultancy, Ltd. $850 per month for a vehicle to be used exclusively by Calabash Consultancy, Ltd. during the term of the agreement. During the initial term or any subsequent renewal, if the Company is sold to another party or subject to a change of control, or ownership of more than 20% of the Company's outstanding common stock is controlled by a single party, Calabash Consultancy, Ltd. may terminate the agreement by providing 30 days advance notice of termination. Upon such termination, all options and warrants will become fully vested and all other amounts due under the agreement, including payments through the term of the agreement, will become immediately due and payable. The Company agreed to indemnify Calabash Consultancy, Ltd. and Mr. Bashforth and hold them harmless for all acts or decisions made by Mr. Bashforth in good faith while performing services for the Company. The Company also agreed to be responsible for payment of any and all taxes that may become due to any state or federal taxing authority arising out of the agreement and to indemnify and hold harmless Calabash Consultancy, Ltd. and Mr. Bashforth from any such payment.



     On January 1, 2005, the Company entered into a Consulting Agreement with SMEI and Herbert B. Quinn, Jr., which is effective as of the date the Company completed the acquisition of SMEI. Under the agreement, Mr. Quinn will perform strategic analytical and advisory services as reasonably requested by SMEI's Chief Executive Officer. For his services, the Company agreed to pay Mr. Quinn $150,000 per year. Mr. Quinn also is eligible to receive options under the Company's stock option plan or any similar plan that is in effect. The term of the agreement is for one year and will automatically renew for one additional year unless either party gives at least 30 days prior written notice of their intent not to extend the agreement. The agreement does not contain any termination provisions.

                                   SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               SCIENCE DYNAMICS CORPORATION

                                               By:  /s/ Paul Burgess
                                                    -----------------
                                               Paul Burgess
                                               Chief Executive Officer



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